June 19, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn: Sonia Barros, Esq. and Rahul Patel, Esq.

Re:                             Safety, Income and Growth, Inc.

Registration Statement on Form S-11 (SEC File No. 333-217224)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Safety, Income and Growth, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on June 21, 2017 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2,626 copies of the Preliminary Prospectus dated June 13, 2017 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
J.P. MORGAN SECURITIES LLC
BARCLAYS CAPITAL INC.

As Representatives of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Vice-President

J.P. MORGAN SECURITIES LLC

By:	/s/ Eddy Allegaert
Name:	Eddy Allegaert
Title:	Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Scott Kinloch
Name:	Scott Kinloch
Title:	Managing Director

[Signature Page to Acceleration Request]